EXHIBIT 17.1


October 16, 2006


M. Dewey Bain
Board of Directors
Planetlink Communications, Inc.
1415 Bookhout Drive
Cumming, GA 30041
(678) 455-7075



Dear Mr. Bain,

I hereby resign from my position as a member of the Board of Directors of PlanetLink Communications, Inc. effective immediately. I truly wish the Company and all of its employees, officers and directors success in the future.

Sincerely,


/s/ Melvin Williams
----------------------
Melvin Williams, Ph.D.
Director